

November 17, 2010

Randolph L. Hutto
General Counsel
American Safety Insurance Holdings, Ltd.
31 Queen Street
2nd Floor
Hamilton, Bermuda HM11

> **Re: American Safety Insurance Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A filed April 29, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 001-14795**

Dear Mr. Hutto:

We have reviewed your October 1, 2010 response to our letter dated September 7, 2010 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K/A filed April 29, 2010

1. We note your response to prior comment 2. Please expand your proposed disclosure to provide the return on equity target that was established as part of the corporate component of the bonus plan. In addition, please quantify the expense ratio and increase in underwriting profitability that the Board targeted for Mr. Crim and Mr. Scollo and give the actual expense ratio and increase in underwriting profitability that were achieved. Further, please confirm that such expanded disclosure will be included in all future filings for which disclosure pursuant to Item 402 of Regulation S-K is required.

You may contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Brinkley Dickerson, Esq.
Troutman Sanders LLP
600 Peachtree Street, NE Suite 5200
Atlanta, Georgia 30308-2216